

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Jeffrey Holman
Chief Executive Officer
Healthy Choice Wellness Corp.
3800 North 28th Way
Hollywood, FL 33020

>   **Re: Healthy Choice Wellness Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed May 24, 2024**
>   **File No. 333-274435**

Dear Jeffrey Holman:

     We have reviewed your amended registration statement and have the following comment(s).

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed May 24, 2024

Prospectus Cover Page, page ii

1.   You state that prior to this offering, HCMC completed the spin-off of HCWC to the HCMC shareholders. However, we note that disclosure elsewhere indicates that the spin-off is conditioned upon the successful completion of the offering. Please revise to explain the relationship between the offering and the spin-off.

Condensed Consolidated Carve-Out Statements of Cash Flows, page F-5

2.   Your disclosures in Note 15, Related Party Transactions, on pages F-20 and F-44 state that the due from related party balance as of each reporting date represents net receivable balance from HCMC. Tell us your basis to present the change in due from related party balance within operating activities rather than financing activities. This comment also applies to your consolidated carve-out statements of cash flows presented on page F-26.

General

3.   In your Form S-1 (File No. 333-275209) you revised your disclosure to provide a more robust risk factor quantifying the potential dilution that could occur to public stockholders following the conversion of the Series A Convertible Preferred and the Class B common stock. Please provide similar disclosure in this filing.

4.   It appears that you have entered into a commitment letter with Hal Mintz, the manager of Sabby Management, LLC. Please revise your disclosure on page Alt-3 where you state that aside from the Series A Preferred Obligation, none of the Selling Stockholders have had any material relationship with you in the past three years.

     Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services